

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2010

Gilad David, President
Net Profits Ten Inc.
1736 Angel Falls Street
Las Vegas, NV 89142-1230

> **Re: Net Profits Ten Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 16, 2010**
> **File No. 333-167777**

Dear Mr. David:

We have reviewed the above-referenced filing and the related response letter dated August 13, 2010, and have the following comments. If indicated, we think you should revise your document in response to this comment. After reviewing this information, we may raise additional comments. Unless otherwise noted, where a prior comment is referred to, it refers to our letter dated July 22, 2010.

Description of Business, page 25

General

1.   You indicate that your software "will enable" the military and others to create interactive yearbooks on CD/DVD and that the software "is intended" to help groups raise money through the sale of such CD/DVDs. You also discuss in this section the company's plans for software and website development, as well as for marketing and distribution. As a development stage company, any discussion of your business plan should be balanced with disclosure that your business may not materialize in the event you are unable to execute on your plan. Ensure that all claims relating to events that you expect to occur at a future time are expressed as objectives that may not be accomplished. To the extent your filing continues to include statements that predict accomplishments in the future, expand to provide meaningful discussions of the events or circumstances that may prevent the accomplishment of these objectives. This comment applies to disclosure throughout your filing, including Management's Discussion and Analysis or Plan of Operation. Please revise accordingly.

Objectives, page 25

2.   We note the disclosures that you have added to your filing stating that each of your CD/DVDs "can possibly be sold for approximately $12-$25 per unit" and that the "potential to raise money is quite significant." Please provide support for these

assertions, and if they represent the company's beliefs, please so indicate in the filing. As you are aware, you must be able to support on a reasonable basis all claims made in the registration statement.

3.   We note that in May 2010 you generated approximately $5,000 in revenues from the sale of a basic version of your Mil Yearbook product. However, we also note that you intend to further develop your product to include a private-chat like feature and multiple party capabilities. Your current disclosures on page 28 indicate that you plan to price your software at around $500. Tell us whether this is the price for your software as it currently exists or whether this is the price you intend to charge once the additional features are added and revise your disclosures as necessary. Also, tell us the number of units that were sold in May 2010 and please clarify whether any of these sales were to related parties.

Industry estimates of the Growing Internet Population…, page 27

4.   You cite language from the Morgan Stanley "Internet Trends" research report that "leading Internet companies should, over time, be able to generate strong double-digit top-line growth, and as the financial models scale towards higher long-term margins, should be able to generate even stronger earnings growth." Given that the report's growth estimates refer to "leading internet companies" and you are a development stage company with a limited operating history that has earned no significant revenues, please tell us how this reference to the report is helpful for potential investors.

5.   You indicate on page 27 that the Morgan Stanley "Internet Trends" research report cited is dated April 12, 2010. However, the Morgan Stanley research report that was provided in response to prior comment 2 is dated April 2004. Please provide us supplementally with a copy of the report cited in the registration statement, marked to highlight the portion containing the data used in the prospectus.

Growth of Electronic Commerce, page 28

6.   We note the executive summary of the report by Forrester Research, Inc. that was provided in response to prior comment 2. The executive summary indicates that Forrester's forecast for online retail sales from 2009 to 2014 assumes a 10% compound annual growth rate, yet your disclosure on page 28 states that "Forrester Research believes that electronic commerce activity in the United States… will grow at a compounded annual growth rate of 19% over the next five years." Please revise your disclosure as necessary to ensure that it is consistent with the cited report; or advise.

Competition, page 29

7.   Your disclosures on page 29 indicate that you are not aware of any military yearbook suppliers offering digital services at this time. However, it appears that Ruthy Navon is also the founder and chief executive officer of YearBookAlive, a company that also

produces digital yearbooks for schools, clubs and groups and the military. Tell us, if it is your position, why you believe YearBookAlive would not be considered a competitor of the company.

Directors, Executive Officers, Promoters and Control Persons, page 38

Promoters, page 39

8.   This subsection discusses the company's relationship with Ruthy Navon but does not clearly identify her as a promoter. Please revise to clarify, if accurate, that Ms. Navon is a promoter of the company, and ensure that you have provided the disclosure relating to promoters required by Item 404(d)(2) and Item 401(g) of Regulation S-K. Alternatively, explain in your response letter why you believe Ms. Navon is not a "promoter" within the meaning of Rule 405 under the Securities Act of 1933

9.   We note the following disclosure: "Ruthy Navon, because of her relationship to the Company and as a result of the Independent Contractors Agreement she entered into with the Company, through the entity which she controls, is considered a 'control person' of the Company." Please explain more clearly how you concluded that that Ms. Navon is a control person of the company. In this regard, we note that the scope of the duties of the entity controlled by Ms. Navon pursuant to the Independent Contractor Agreement appears limited to assisting Net Profits Ten obtain a quotation for its common stock on the OTCBB, and we note further disclosure on page 37 that Ms. Navon does not own any interest in Net Profits Ten. In light of the apparently-limited scope of the Independent Contractor Agreement and the lack of ownership of Net Profits Ten by Ms. Navon, please advise how Ms. Navon possesses, directly or indirectly, the power to direct the direction of the company's management and policies, whether through the Independent Contractor Agreement or otherwise. Refer to the definition of "control" contained in Rule 405 under the Securities Act.

Certain Relationships and Related Transactions, page 42

10.   We again refer to the Independent Contractor Agreement between Net Profits Ten and an entity controlled by Ruthy Navon to which you refer elsewhere in the registration statement. We note also that Ms. Navon served as secretary of the company until June 2010 and that she may be a promoter of the company. In light of the foregoing, please provide in this section the information called for by Item 404(a) and/or (c) of Regulation S-K with respect to the Independent Contractor Agreement and any other applicable transaction between the company and Ms. Navon; or advise why you believe no such disclosure is required. See Item 404(d).

Unaudited Financial Statements

General

11.   Revise to clearly identify your interim financial statements as those of a development
        stage company and to also include cumulative financial information from the date of
        inception through June 30, 2010. We refer you to ASC 915-205-45-2 through 45-6.

Balance Sheets, page F-2

12.   Revise to change the date of your balance sheet to December 31, 2009.

Audited Financial Statements

Notes to Consolidated Financial Statements

General

13.   We again note that Ms. Navon appears to be the founder and chief executive officer of
        YearBookAlive, a company that also produces digital yearbooks for schools, clubs and
        the military. Tell us whether any of the technology used in your software platform and/or
        products were obtained from either Ms. Navon or YearBookAlive.com and if so, tell us
        how you accounted for such acquisition.

14.   We note from your response to prior comment 16 you believe pursuant to ASU 2010-09
        that you are not required to disclose the date through which subsequent events have been
        evaluated. Considering your registration statement is not yet effective, you are not
        considered an SEC filer as defined in ASC 855-10-20. Therefore, as previously
        requested, please revise to disclose (a) the date through which subsequent events have
        been evaluated and (b) if it is based on the date the financial statements were issued or
        were available to be issued pursuant to ASC 855-10-50-1.

Report of Independent Registered Public Accounting Firm, page F-8

15.   We note from your response to prior comment 15 that the company has no operations in
        Israel and none of your assets, liabilities, revenues or expenses are located in Israel. Tell
        us where in the United States you conduct your operations and where you maintain your
        books and records. In addition, we note from your disclosures on page 12 that Messrs.
        David and Dasuka each devote approximately 20 to 25 hours a week to the company.
        Describe the services they are providing. Also, tell us if they are conducting such
        services from Israel and if so, tell us how this impacts the company's ability to conduct
        your operations. To the extent that all of your operations are maintained solely by your
        independent contractor, Ms. Navon, tell us how you propose to create the necessary
        accounting controls and procedures and to maintain the appropriate records in order to

maintain effective disclosure controls and procedures and internal controls over financial reporting.

You may contact Kathleen A. Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3483 with any other questions.

Sincerely,

Katherine W. Wray
Attorney-Advisor

cc: Via Facsimile (713) 524-4122
        David M. Loev
        The Loev Law Firm, PC